EXHIBIT 99.2

ANNUAL INFORMATION FORM

FEBRUARY 19, 2020

7504
CAT
7505
793C
CAT

Annual Information Form
February 19, 2020
A. EXPLANATORY NOTES
The information in this Annual Information Form ("AIF") is stated as at December 31, 2019, unless otherwise indicated. For an explanation of specific terms used in our documents, please refer to the “Glossary of Terms” in this AIF. All references in this AIF to “we”, “us”, or the “Company”, unless otherwise specified, mean North American Construction Group Ltd. and its Subsidiaries (as defined below). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and notes for the year ended December 31, 2019 and the annual Management’s Discussion and Analysis (“MD&A”) are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our AIF is intended to enable readers to gain an understanding of our current results and financial position. To do so we provide material information and analysis about our company and our business at a point in time in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for further detail on what constitutes forward looking information and discussion of the risks, assumptions and uncertainties related to such information.
B. CORPORATE STRUCTURE
North American Construction Group Ltd.
The Company was formed under the Canada Business Corporations Act on November 28, 2006, from an amalgamation of NACG Holdings Inc. with two of its wholly-owned subsidiaries. The amalgamated entity took the name "North American Energy Partners Inc.". On April 11, 2018, the Company changed its name to "North American Construction Group Ltd.". Under the Company’s Articles of Amalgamation and Bylaws, there are no restrictions on the business the Company may carry on.
The Company's head office is located at 27287 - 100 Avenue, Acheson, AB, T7X 6H8. Its registered office is 2700, 10155 - 102 Street, Edmonton, AB, T5J 4G8.
Subsidiaries
The Company's business is primarily carried out by five directly-held wholly-owned subsidiaries: North American Construction Holdings Inc., North American Construction Management Ltd., North American Fleet Company Ltd., NACG Acheson Ltd. and NACG Properties Inc., as well as by seven wholly-owned subsidiaries of North American Construction Holdings Inc.: North American Engineering Inc., North American Enterprises Ltd., North American Maintenance Ltd., North American Mining Inc., North American Services Inc., North American Site Development Ltd. and North American Tailings and Environmental Ltd. The Company and North American Construction Management Ltd. are corporations subsisting under the Canada Business Corporations Act. All of the other subsidiaries are corporations subsisting under the Business Corporations Act (Alberta).
The Company has subsidiaries not included above, but the total assets and revenues of such subsidiaries do not, individually, constitute more than 10% of the consolidated assets or consolidated revenues of the Company or, in aggregate, constitute more than 20% of the consolidated assets or consolidated revenues of the Company as at December 31, 2019.

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C. OUR BUSINESS
General Development of the Business
2020
In January 2020, we opened a newly constructed component rebuild facility on land adjacent to the Acheson maintenance facility and head office. We continue to enhance our internal equipment maintenance capabilities and grow our external equipment maintenance. This five-bay facility was custom designed with the primary objective of rebuilding used components for heavy equipment in the mining industry. While providing low-cost zero-hour components, the facility also creates much needed capacity in our primary maintenance facility to allow for its intended use of rebuilding and maintaining both our heavy equipment fleet and the fleets of external customers. In addition, the Nuna Group of Companies will be utilizing this facility for its maintenance needs as well as required kitting and logistics activities for projects in northern Canada.
On January 30, 2020, we executed a five-year Management Services Agreement to operate a thermal coal mine in Texas, USA. The transition from the current operator is underway with the formal handover expected in June 2020. This long-term agreement builds on our mine management offering as did the similar five-year management services agreement of a coal mine in Wyoming, USA which was signed in June 2019.
2019
Total Recordable Incident Rate ("TRIR") in 2019 for the Company was again below 0.5, indicating top decile safety management performance.
On June 21, 2019, we executed a five-year Management Services Agreement to operate a thermal coal mine in Wyoming, USA which serves an adjacent power plant. The agreement was part of a structured bankruptcy process and is indirectly supported by a long-term coal supply agreement between the mine owner and the power producer.
In December 2019, the first rebuilds of heavy equipment haul trucks (CAT 793 and 797) from cores were completed in our primary maintenance facility in Acheson.
Financing
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures which mature on March 31, 2026. The annual interest rate of 5.00% is payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2019.
Dividends
On August 7, 2019, we announced an increase to our dividend policy whereby our regular dividend will be increased to $0.16 per common share per year, payable on a quarterly basis, up from the current $0.08 per year.
Officer and Director Changes
On August 8, 2019, we announced the appointments of Maryse C. Saint-Laurent and Kristina E. Williams to our board of directors. William C. Oehmig did not stand for re-election as a director at the annual general meeting of shareholders held on May 1, 2019.
2018
On November 1, 2018, we closed the acquisition of a 49% ownership interest in Nuna Logistics Limited and related companies (collectively the "Nuna Group of Companies" or "Nuna"), a civil construction and contract mining company based in Edmonton, Alberta, for $42.8 million in cash. The acquisition provides the Company with customer, revenue and geographic diversification while also reducing the overall capital intensity of the business. It is proving to be mutually beneficial to both ourselves and Nuna through access to broader equipment fleets, experienced field personnel and expanded services.
On November 23, 2018, we closed the acquisition of a heavy equipment fleet for $198.0 million. The purchase agreement included an initial payment of $150.8 million and the assumption of $12.6 million in finance leases and equipment related promissory notes from the vendor. The expansion of our fleet has enabled us to expand our core service offerings, entering into several term contracts with customers that we otherwise would not have had sufficient equipment to perform without using costlier rental equipment.
In November 2018, we opened our newly constructed $28.0 million Acheson major equipment maintenance and rebuild facility with corporate office attached, just outside of Edmonton, Alberta. The maintenance facility was

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custom designed to accommodate all sizes of equipment, including the ultra-class 400-ton haul trucks used by us and our clients. The new facility is part of our strategy to enhance our internal equipment maintenance capabilities while also growing our external equipment maintenance business.
In November 2018, we entered into a newly formed partnership, the Mikisew North American Limited Partnership ("Mikisew partnership"), to provide construction and mining services to our oil sands customers. Our partner, the Mikisew Group of Companies, is directly owned by the Mikisew Cree First Nation.
Financing
On November 23, 2018, concurrent with the closing of the acquisition of a heavy equipment fleet, we entered into an upsized Amended and Restated Credit Agreement (the "Credit Facility") with our banking syndicate led by National Bank Financial Inc. The Credit Facility is consistent with previously existing terms, maintains attractive rates and provides sufficient flexibility to allow for significant heavy construction equipment fleet acquisition, including the transaction that closed on the same day. The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility). The facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility also allows for a finance lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowing of $20.0 million.
In November 2018, we entered into a 25-year mortgage with the Business Development Bank of Canada for $19.9 million, which was drawn to cover costs already incurred in relation to our recent acquisition of land and the related construction of the Acheson, Alberta maintenance facility and corporate office.
Officer and Director Changes
On September 10, 2018, Jason W. Veenstra was appointed to our Management team as Executive Vice President and Chief Financial Officer. On November 28, 2018, Barry W. Palmer became Senior Vice President, Operations, Jordan A. Slator became Vice President and General Counsel and David G. Kallay became Vice President, Health, Safety, Environment and Human Resources.
2017
On April 1, 2017, we entered into a partnership agreement with Dene Sky Site Services Ltd. ("Dene Sky"), a private First Nations business based in Janvier, Alberta. Through a wholly owned subsidiary, we hold a 49% interest in the partnership while Dene Sky holds a 51% interest.
During 2017, we expanded our service offerings to include heavy equipment maintenance for our customers. Maintenance has become one of our core competencies and customers are trending towards rebuilding existing equipment rather than buying new.
Financing
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. The annual interest rate of 5.50% is payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
On August 1, 2017, we entered into a new credit facility agreement with a banking syndicate led by National Bank Financial Inc., replacing our previous Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The new facility provided borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions (an increase from the $70.0 million revolver and $30.0 million term loan of the Previous Credit Facility). The facility allowed for a finance lease limit of $100.0 million (an increase from the $90.0 million limit under the Previous Credit Facility).
Officer and Director Changes
On November 23, 2017, we announced the appointment of John J. Pollesel to our board of directors. On October 31, 2017, Martin R. Ferron assumed the role of Chairman of the Board, in addition to his role as Chief Executive Officer, taking over from Ronald A. McIntosh who stepped down from his Chairman role. On the same date, Joseph C. Lambert assumed the role of President in addition to that of Chief Operating Officer, taking over from Martin R. Ferron who stepped down from his President role and Bryan D. Pinney assumed the role of Lead Director of the Board.

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Business Overview
We provide a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors, primarily within western Canada but also in other parts of Canada and the United States. Our services are primarily focused on supporting the construction and operation of surface mines. We are considered to be a “first-in, last-out” service provider because we provide services through the entire lifecycle of projects. Our work typically begins with the initial consulting services provided during the planning phase, including a review of constructability, engineering and budgeting. This leads into the construction phase during which we provide an expanded range of services, including clearing, muskeg removal, site preparation, underground utility installation and mine infrastructure construction, including construction of tailings ponds, access roads, stabilized earth walls and earth dams. As our mining customers move into mine production, we support the preparation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal, material hauling and land reclamation.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and have been providing operations support services to five producers currently mining bitumen in the oil sands since the inception of their respective projects. Our services are typically provided pursuant to non-exclusive master service agreements or multiple use agreements that set out contractual terms over three-to-five year periods. At present we have such agreements, with existing terms expiring between 2020 and 2023, with Suncor Energy Services Inc. for its Base Mine Millennium and North Steepbank projects, Fort Hills Energy LP for its Fort Hills Mine, Syncrude Canada for its Mildred Lake Mine and Aurora Mine, Imperial Oil Limited for its Kearl Mine and Canadian Natural Resources Limited for its Horizon Mine. These agreements do not necessarily guarantee any particular volume of work, but we have had recent success in securing a significant volume of committed work under several of them (see the “Backlog” section of our annual MD&A, which section is expressly incorporated by reference into this AIF). Historically, we have been able to renew or renegotiate our master service agreements and multiple use agreements with major producers as they expire. We don’t anticipate that changing, as production at commissioned mines in the region continues to operate at a steady state and expected run-of-mine projections at the major sites averages over 30 years of remaining life.
Our work in the oil sands occurs year-round, though it tends to peak during the winter months when muskeg is frozen and can be more efficiently moved, with work typically slowing somewhat in the summer months. A consequence of that is that our business is also affected by the timing of spring thaw and autumn freeze in the oil sands region, with the spring thaw usually being the most variable. That variability can affect the timing of our revenues, particularly in the third quarter. Our non-oil sands business is less affected by such seasonality.
In addition to our construction services, we also provide heavy equipment maintenance and rebuild services to mining companies and other heavy equipment operators. Our maintenance personnel have specialized skills in working with equipment subjected to the difficult operating conditions of the oil sands. Those specialized skills, combined with our new purpose-built facilities, provide us with the ability to provide a high level of maintenance services in a cost effective manner to our external customers. While the heavy equipment maintenance portion of our business is currently relatively small, we intend to grow that business over the next few years.
In late 2018, we completed the acquisition of a 49% ownership interest in the Nuna Group of Companies. Nuna’s revenue is entirely outside of the Fort McMurray region, with its focus being on commodities such as base metals, precious metals and diamonds as well as infrastructure-related projects that involve major earthworks. Nuna is a well-established incumbent contractor in Nunavut and the Northwest Territories and successfully completed major projects in Ontario, Saskatchewan and British Columbia. Nuna’s peak business activity occurs during the summer months and slows in the winter.
Fleet and Equipment
As of December 31, 2019, we directly operated a heavy equipment fleet of 686 units; 57% were owned, 32% were leased and 11% were rented. This fleet is supported by over 1,450 pieces of ancillary equipment. In addition to this, the joint ventures we operate have a combined owned fleet of over 150 pieces of heavy equipment.
We have a modern, well-maintained fleet of equipment to service our clients' needs. We operate a significant number of trucks larger than 240 tons in capacity which gives us a distinct competitive advantage over competitors with respect to both specialized skill base and equipment availability. The size and diversity of our fleet gives us the ability to respond on short notice and provide customized fleet solutions for each specific job. Our equipment

Annual Information Form	4	North American Construction Group Ltd.

strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization.
As of December 31, 2019, our owned and leased fleet (excluding rentals) is comprised of the following categories:

Category	Capacity Range	Horsepower Range	Number Owned	Number Leased
Mining trucks	40 to 400 tons	476 ‑ 2,700	176	91
Articulating trucks	30 to 40 tons	305 ‑ 406	3	23
Loaders	1.5 to 16 cubic yards	110 ‑ 690	46	5
Shovels	18‑80 cubic yards	1,300 ‑ 3,760	5	2
Excavators	1 to 29 cubic yards	90 ‑ 1,944	37	60
Dozers	20,741 lbs to 230,100 lbs	96 - 850	77	32
Graders	14 to 24 feet	150 ‑ 500	24	6
Packers	14,175 to 68,796 lbs	216 ‑ 315	2	2
Other heavy equipment			20	1
Total			390	222
Competitive Conditions
Much of our business is secured through the formal competitive bidding process. Our competitive environment and customer behavior has continued to remain focused on lowering costs and getting the best value for their dollar. As the oil sands region struggles with lack of pipeline capacity and production cuts to crude output, oil sands operators continue to focus on controlling costs. Some of our customers have also taken a different approach to contracting on their sites and have embarked on contractor consolidation, signing of longer term agreements with committed volumes to ensure safe and cost-conscious execution certainty. The lack of pipeline capacity has led to the curtailment of customer investment, resulting in some competitors getting out of the space, as well as stiffer competition for oil sands project tenders with the remaining competitors.
The market outside of the oil sands remains equally competitive. Our customers continue to increase the number of competitors on their bid lists in efforts to achieve lower pricing. In some cases, we are seeing willingness from the customer to entertain alternate pricing arrangements such as “risk/reward” agreements where the customer is willing to share in some of the risks, provided there are corresponding costs savings to warrant taking on such risks.
We believe that our excellent safety record, combined with our significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers. We believe we are the premier provider of contract mining services in the Canadian oil sands. We and our predecessors have operated in western Canada for over 65 years and have participated in every significant oil sands mining project since operators first began developing this resource over 40 years ago. This has given us extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain of the oil sands and northern Canada. We have amassed what we believe is the largest heavy civil construction and mining fleet of equipment in Canada. We believe the combination of our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy civil construction projects, both in the oil sands and in other remote resource development locations. We also believe that this advantage supports successfully providing similar services to large-scale earthworks infrastructure and resource development projects in both Canada and the United States.
Major Suppliers
We have long-term relationships with the following suppliers of equipment, parts and components:

•	Finning International Inc. (over 50 years), the Caterpillar heavy equipment supplier in Alberta for the majority of our mining fleet;

•	Wajax Corporation (over 25 years), the supplier of our mining and construction Hitachi excavators and shovels;

•	Brandt Tractor Ltd. (over 35 years), the Alberta supplier for our construction John Deere excavators;

•	SMS Equipment Inc. (over 10 years), the Canadian supplier of a large capacity fleet of our Komatsu mining trucks;

•
Brake Supply Inc. (over 10 years), our prime supplier of mining equipment hydraulic cylinders for our Caterpillar mining equipment and an alternative supplier of powertrain components for select Caterpillar equipment; and

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•	Hydraulic Repair and Design (over 10 years), our prime supplier of hydraulic cylinders and pumps for our Hitachi mining shovels and excavators.
Finning, Wajax, Brant and SMS are also major suppliers for equipment rentals and service labour.
We continue to work with all of our suppliers to identify shared cost savings opportunities, including opportunities to extend vendor parts reliability programs, leverage their parts supply chain, improve the cost effectiveness of vendor supplied maintenance services and reduce costs for rental equipment.
We have a tire agreement and allocations with Bridgestone along with additional tire availability from Michelin and Goodyear which have allowed us to maintain tire inventories required to keep our fleet fully operational. Our tire inventory and availability from the manufacturers is such that we do not anticipate any tire shortages. However, as the global mining and commodities markets strengthen, tire supply can be negatively affected by natural disasters, raw material shortages or unscheduled interruptions from global production facilities.
Employees and Labour Relations
As at December 31, 2019, we had 186 salaried employees (2018 - 160 salaried employees) and approximately 1,738 hourly employees (2018 - 1,570 hourly employees) in our western Canadian operations (excluding employees employed by the Nuna Group). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (December 31, 2018 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining 'overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021.
Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson facilities between the Operating Engineers and North American Maintenance Ltd. is in place until 2023.
We also have a collective agreement in place with the Construction and Allied Workers Union ("CLAC"), Local 68 for work carried out at the Highland Valley Copper Mine project located near Logan Lake, British Columbia, which expires in April 2020.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.
Health, Safety and Environmental
While environmental permitting and compliance with respect to the projects and sites on which we operate is generally the responsibility of our customers, our operations and business are subject to various federal, provincial, state and municipal legislation and regulation in relation to health, safety and the environment in all of the jurisdictions in which we operate. Beyond our commitment to meet statutory and regulatory requirements, our commitment to health, safety and environmental responsibility is of utmost priority to us. We are committed to conducting our business in such a manner as to protect and preserve the health and safety of our employees, contractors and the public as well as the safety of the environment.
The Company has implemented an Environment Code that establishes specific environmental management procedures and protocols that all employees, contractors and management personnel must undertake and comply with at all times, including the requirement for the Company and every contractor to establish waste management plans for every project. Among other things, the Environment Code addresses and sets standards and procedures for: (a) collection, handling, storage, recycling and disposal of waste, including hazardous and non-hazardous waste; (b) prevention, containment and cleanup of spills and leaks of hazardous materials or anything that may cause groundwater contamination; (c) water management and testing; (d) soil management and testing; (e) management of controlled products; (f) noise and energy monitoring and management; (g) storm water

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contamination prevention; (h) erosion prevention and sedimentary control; (i) air pollution prevention and control; (j) training in relation to the matters dealt with by the Environment Code; and (k) periodic audits to ensure compliance with the Environment Code.
At each work site, we develop and implement detailed health, safety and environmental plans as the primary tool to demonstrate and maintain compliance with all applicable regulations and conditions of permits and approvals as well as the Company's Environment Code. All employees at a supervisor role or higher are required to complete on an annual basis health, safety and environmental training. In addition, our Code of Conduct and Ethics Policy (the “Code”) identifies health, safety and environmental responsibility as fundamental corporate values. The Code requires that every employee of the Company: (a) maintain a safe and healthy workplace for all Company personnel by following health and safety rules and practices instituted by the Company and by reporting accidents, injuries and unsafe equipment, practices or conditions; (b) be accountable for their own health and safety and have a responsibility towards maintaining the health and safety of those with whom they work; (c) report fit for work such that the ability to work safely is not impaired by alcohol, drugs, medications or any other substance; (d) continually improve environmental performance through the implementation of effective systems and the use of technology; (e) ensure that all Company personnel understand NACG’s commitment to and their role in NACG’s environmental performance; (f) conserve natural resources, minimize waste and promote recycling; (g) meet the expectations of our employees, customers, government, regulatory bodies and the community in relation to environmental responsibility; and (h) comply with the environmental policies of our customers while working on their sites.
Employees are required to report any safety or environmental concerns or violations to their supervisor, to the Company’s Human Resources department, to the senior officers of the Company or to any member of the Company’s board of directors, or where anonymity is desired, through the Company’s anonymous ethics reporting system. Any issues raised are included in quarterly reports which are provided to the senior management team and the board of directors. Senior management also receives a weekly report setting out any health, safety or environmental incidents in the previous week and any steps taken or suggested to be taken in order to prevent future incidents.
D. CAPITAL STRUCTURE AND SECURITIES
Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up. A copy of our articles of amalgamation can be found on www.sedar.com. We confirm that no material modifications have been made to the instruments defining the rights of holders of any class of registered securities.
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Voting Common Shares
Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors. In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no pre-emptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors.
Non-Voting Common Shares
Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if the holder transfers, sells or otherwise disposes of the converted voting common shares: (i) in a public offering of our voting common shares; (ii) to a third party that, prior to such sale, controls us; (iii) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (iv) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or (v) in a transaction approved in advance by regulatory bodies.

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Outstanding Shares and Shares Held in Trust
On June 12, 2014, we entered into a trust agreement under which the trustee purchases and holds common shares to settle units issued under our equity classified Restricted Share Unit ("RSU") and Performance Share Unit ("PSU") long-term incentive plans. Units granted under our RSU and PSU plans vest at the end of a three-year term.
As at February 14, 2020, there were 27,549,778 voting common shares outstanding, which included 1,669,546 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,502,912 common shares, including 1,725,467 common shares classified as treasury shares at December 31, 2019). We had no non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2019, there were an aggregate of 238,600 vested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of exercise, would result in the issuance of 238,600 common voting shares.
Dividends
We paid an annual aggregate dividend of twelve Canadian cents ($0.12) per common share in 2019. Our current dividend policy is to pay an annual aggregate dividend of sixteen Canadian cents ($0.16) per common share, payable on a quarterly basis. We do not presently anticipate any change to that policy.

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2017	February 14, 2017	$0.02	March 6, 2017	April 7, 2017	$559
Q2 2017	May 2, 2017	$0.02	June 7, 2017	July 7, 2017	$542
Q3 2017	August 1, 2017	$0.02	August 31, 2017	October 6, 2017	$516
Q4 2017	October 31, 2017	$0.02	November 30, 2017	January 5, 2018	$510
Q1 2018	February 13, 2018	$0.02	March 6, 2018	April 6, 2018	$504
Q2 2018	May 1, 2018	$0.02	May 31, 2018	July 6, 2018	$493
Q3 2018	July 31, 2018	$0.02	August 31, 2018	October 5, 2018	$500
Q4 2018	October 29, 2018	$0.02	November 30, 2018	January 4, 2019	$500
Q1 2019	February 25, 2019	$0.02	March 12, 2019	April 5, 2019	$503
Q2 2019	April 30, 2019	$0.02	May 31, 2019	July 5, 2019	$505
Q3 2019	July 30, 2019	$0.04	August 31, 2019	October 4, 2019	$1,028
Q4 2019	October 29, 2019	$0.04	November 30, 2019	January 3, 2020	$1,030
Trading Price and Volume
Common shares
Our voting common shares are listed on the TSX and on the NYSE. The following table summarizes the highest trading price, lowest trading price and volume for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars) on a monthly basis for 2019:

	Toronto Stock Exchange			New York Stock Exchange
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
December 2019	16.25	14.07	997,800	12.46	10.57	1,926,200
November 2019	16.00	14.25	1,055,700	12.30	10.71	2,139,200
October 2019	15.96	13.52	1,713,500	12.20	10.13	2,364,000
September 2019	17.29	15.00	1,358,400	13.17	11.32	2,532,200
August 2019	17.02	14.67	1,140,200	12.87	11.04	3,352,800
July 2019	16.56	12.87	2,011,500	12.59	9.78	2,129,000
June 2019	15.11	13.51	1,919,600	13.14	10.87	2,435,400
May 2019	17.58	14.72	2,286,500	13.14	10.87	2,715,000
April 2019	18.36	15.42	1,732,700	13.62	11.53	2,194,500
March 2019	17.19	15.01	1,706,600	12.89	11.16	2,134,500
February 2019	17.46	12.79	1,546,800	13.27	9.75	2,697,000
January 2019	14.55	11.77	1,066,600	10.82	8.59	1,582,700

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Convertible debentures
The below table summarizes the highest trading price, lowest trading price and volume for our 5.50% convertible debentures and 5.00% convertible debentures on the TSX (in Canadian dollars).

	5.50% convertible debentures			5.00% convertible debentures
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
December 2019	150.00	134.40	2,181,000	102.75	99.51	1,801,000
November 2019	150.00	136.26	2,000	101.50	99.00	1,726,000
October 2019	141.16	132.62	54,000	101.55	97.14	2,547,000
September 2019	159.09	143.34	389,000	103.80	100.00	1,923,000
August 2019	153.45	144.00	246,000	102.00	99.00	2,188,000
July 2019	156.60	128.56	1,779,000	99.25	97.00	3,447,000
June 2019	140.70	136.01	120,000	98.00	96.65	931,000
May 2019	162.50	147.65	1,040,000	99.50	96.00	12,495,000
April 2019	165.10	149.17	985,000	101.01	96.50	10,248,000
March 2019	160.71	146.09	885,000	97.00	95.00	2,072,000
February 2019	163.70	131.00	518,000	NA	NA	NA
January 2019	139.04	120.83	311,000	NA	NA	NA
Convertible Debentures
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures, which mature on March 31, 2026. On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024.
Debt Ratings
On December 20, 2019, S&P Global Ratings ("S&P") maintained our company outlook of "positive" while affirming our "B" long-term corporate credit rating. S&P further confirmed that the financial risk profile could be raised to a "B+" if operations are in line with the enhanced estimates of operating and credit metric forecasts for 2020.
An obligation rated "B" is regarded by S&P as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within S&P's major rating categories.
An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website. We paid fees to S&P Global Ratings in order to obtain rating information.
Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.

Annual Information Form	9	North American Construction Group Ltd.

E. MATERIAL CONTRACTS
We do not consider ourselves to be party to any material contracts other than those entered into in the ordinary course of our business and that are not required to be filed under applicable securities legislation and regulations.
F. DIRECTORS AND OFFICERS
Director and Officer Information
Each director is elected at the Company's annual meeting for a one-year term or until such person’s successor is duly elected or appointed, unless his or her office is earlier vacated. As at February 14, 2020, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,512,616 common voting shares of the Company (representing approximately 9.1% of all issued and outstanding common voting shares). Our board has determined that each director, other than Martin Ferron, is an independent director under applicable regulatory and exchange standards.
The following table sets forth information about our directors:

Name and Municipality of Residence	Position with the Company	Director Since
Martin R. Ferron	Chairman of the Board and Chief Executive Officer	June 7, 2012
Edmonton, Alberta, Canada
Ronald A. McIntosh	Director	May 20, 2004
Calgary, Alberta, Canada
Bryan D. Pinney	Lead Director	May 13, 2015
Calgary, Alberta, Canada
John J. Pollesel	Director	November 23, 2017
Edmonton, Alberta, Canada
Maryse C. Saint-Laurent	Director	August 8, 2019
Calgary, Alberta, Canada
Thomas P. Stan	Director	July 14, 2016
Calgary, Alberta, Canada
Jay W. Thornton	Director	June 7, 2012
Calgary, Alberta, Canada
Kristina E. Williams	Director	August 8, 2019
Edmonton, Alberta, Canada
Martin R. Ferron is presently the Chief Executive Officer of the Company and was appointed Chairman of the Board on October 31, 2017. He originally joined the Company as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc., a NYSE-listed international energy services company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group.
Ronald A. McIntosh served as Chairman of our board of directors from May 20, 2004 to October 31, 2017. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh also previously served as Chief Operating Officer of Amerada Hess Canada.
Bryan D. Pinney was appointed as the Company’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney was a partner with Deloitte between 2002 and 2015, serving as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015.  Mr. Pinney was a past member of Deloitte’s board of directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. He is a Fellow of the Institute of Chartered Accountants, a Chartered

Annual Information Form	10	North American Construction Group Ltd.

Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.
John J. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he held the positions of CEO for the Morris Group of Companies, Chief Operating Officer for Vale's North Atlantic Operations and Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University, respectively. He is a Certified Public Accountant, Certified Management Accountant and a Fellow of CPA Ontario and the Society of Management Accountants of Ontario.
Maryse C. Saint-Laurent currently serves on the board of directors of for Guyana Goldfields Inc., Turquoise Hill Resources Ltd., The Alberta Securities Commission and the Alberta Prostate Cancer Centre. From 2013 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation. She formerly held positions with TC PipeLines, LP and Canada Post Corporation.
Thomas P. Stan was the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company, until September of 2019. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada.
Jay W. Thornton was most recently as a partner with Novo Investment Group, an investment firm specializing in the oil and gas industries. He spent the first part of his career in various management positions with Shell Canada Inc. Mr. Thornton joined Suncor Energy, Canada’s largest integrated energy company, where he spent 12 years in various operating and corporate executive positions, including four years in Fort McMurray at Suncor's oil sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development.
Kristina E. Williams is currently the President and CEO of Alberta Enterprise Corporation, which oversees a fund consisting of eighteen venture capital investments with an underlying portfolio of over 200 technology companies. She currently also serves as the Swedish Honorary Consul for Northern Alberta. Previously, she held the position as Vice President of Marketing and Sales for Natraceutical Canada Inc. and its predecessor Cevena Bioproducts Inc. She holds a Masters of Business Administration from the University of Alberta.
The following table sets forth information about our executive officers.

Name and Municipality of Residence	Position	In Current Role Since
Martin R. Ferron	Chairman of the Board and Chief Executive Officer	October 31, 2017
Edmonton, Alberta, Canada
Joseph C. Lambert	President and Chief Operating Officer	October 31, 2017
St. Albert, Alberta, Canada
Jason W. Veenstra	Executive Vice President and Chief Financial Officer	September 10, 2018
Edmonton, Alberta, Canada
Barry W. Palmer	Senior Vice President, Operations	November 28, 2018
Morinville, Alberta, Canada
Jordan A. Slator	Vice President and General Counsel; Corporate Secretary	November 28, 2018
Edmonton, Alberta, Canada
David G. Kallay	Vice President, Health, Safety Environment and Human Resources	November 28, 2018
St. Albert, Alberta, Canada
Joseph C. Lambert became President on October 31, 2017, while also retaining his role as Chief Operating Officer which role he had held since June 1, 2013. Mr. Lambert originally joined us as General Manager of Mining in April 2008

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after an extensive career in the mining industry. Mr. Lambert was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012.
Jason W. Veenstra joined us on September 10, 2018 as Executive Vice President and Chief Financial Officer. Mr. Veenstra came from Finning International Inc. where most recently he led sales and marketing efforts for Caterpillar equipment in their Canadian mining division. Prior to Finning, Mr. Veenstra spent 10 years at the publicly traded Westmoreland Coal Company in various roles including CFO and Treasurer.
Barry W. Palmer became Senior Vice President, Operations on November 28, 2018. Mr. Palmer joined us in 1982 as a Heavy Equipment Operator. Since then, Mr. Palmer has advanced through the Company holding positions of Operations Foreman; General Foreman; Superintendent; Project Manager; Operations Manager; General Manager; and Vice-President, Heavy Construction and Mining Operations.
Jordan A. Slator became Vice President and General Counsel on November 28, 2018. Mr. Slator originally joined the Company as General Counsel on August 30, 2010. He has also served as Corporate Secretary since June 2, 2011. Mr. Slator began his career in law with Miller Thomson LLP in Edmonton after being called to the Alberta bar in 1996.
David G. Kallay became Vice President, Health, Safety, Environment and Human Resources on November 28, 2018. Mr. Kallay originally joined the Company as Health and Safety Manager on December 1, 2008. He was promoted to General Manager of Health, Safety, Environment and Training on October 1, 2011 and General Manager of Human Resources July 21, 2016.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Ronald McIntosh was a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”) from November of 2009 to January of 2016. On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the “Order”) under the Companies' Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.
Forteleza believed that the CRA's position was not sustainable and vigorously disputed the CRA's claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011, the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition, the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.
Jay Thornton is a director of Obsidian Energy Ltd., which was previously named Penn West Petroleum Ltd. (“Penn West”). On August 5, 2014, the Alberta Securities Commission and Ontario Securities Commission both granted Penn West, upon Penn West’s application, management cease trade orders in relation to a review of Penn West’s accounting practices and restatement of its financial statements. Those cease trade orders are no longer in effect as of September 23, 2014.
John Pollesel is a director of First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.

Annual Information Form	12	North American Construction Group Ltd.

Interest of Management and Others in Material Transactions
No director or executive officer of the Company and, to the knowledge of the directors and executive officers of the Company, none of their respective associates or affiliates, nor any person who owns, controls or directs, directly or indirectly, more than 10 percent of our outstanding voting common shares, nor their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during our current financial year that has materially affected or is reasonably expected to materially affect us.
G. THE BOARD AND BOARD COMMITTEES
Our board has established the following committees:
Audit Committee
The Audit Committee is currently composed of Bryan Pinney, Ronald McIntosh, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chairman. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. Based on their experience (see “Director and Officer Information” above), each of the members of the Audit Committee is financially literate. The board of directors has determined that Mr. Bryan D. Pinney and Mr. John J. Pollesel are both audit committee financial experts, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this AIF and is also available on our website at www.nacg.ca.
Our auditors are KPMG LLP ("KPMG"). Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2019. Our Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of all audit and non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Audit Committee pre-approved all audit and non-audit related services provided by KPMG LLP in 2019. The fees we have paid to KPMG for services rendered by them include:

•
Audit Fees – We incurred $807 and $1,201 for audit fees from KPMG during the years ended December 31, 2019 and 2018, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, the quarterly interim reviews of the consolidated financial statements and certain procedures pertaining to acquisitions and involvement in securities documents.

•
Audit Related Fees – We incurred $nil and $25 for audit related fees from KPMG during the years ended December 31, 2019 and 2018, respectively. Audit related fees in 2018 include fees related to the adoption of the new revenue standard.

•	Tax Fees - No income tax advisory and compliance services fees were incurred for the years ended December 31, 2019 and 2018, respectively.

•	Other Fees - No other fees were incurred for the years ended December 31, 2019 and 2018, respectively.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for supervising executive compensation policies for us, administering employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Human Resources and Compensation Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Thomas Stan serving as Chair.
Operations Committee
The Operations Committee is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of our non-financial

Annual Information Form	13	North American Construction Group Ltd.

risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Operations Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Ronald McIntosh, John Pollesel, Thomas Stan and Kristina Williams, with John Pollesel serving as Chair.
Governance Committee
The Governance Committee is responsible for recommending to the board of directors proposed nominees for election to the board of directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between shareholder meetings, and making recommendations to the board of directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Governance Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website at www.nacg.ca. The Governance Committee is currently composed of Ronald McIntosh, Bryan Pinney and Maryse Saint-Laurent, with Maryse Saint-Laurent serving as Chair.
H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information including those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions that may prove to be incorrect:

1.
Our belief that the combination of our significant size and extensive experience will allow us to be successful in bidding and performing large-scale earthworks infrastructure and resource development work in both Canada and the United States.

2.	Our anticipation that we will not experience a tire shortage due to our inventory levels and availability from manufacturers.

3.	Our expectation that we will not experience a strike or lockout.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information or the forward-looking information and related risks, assumptions or other information expressly incorporated by reference into this AIF, except as required by applicable securities laws. Such forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially

Annual Information Form	14	North American Construction Group Ltd.

from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the assumptions and factors that could affect us. See “Assumptions” and “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual MD&A, which section is expressly incorporated by reference in this AIF.
Assumptions
For a description of assumptions, see the “Assumptions” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Risk Factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

•
Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•
Cashflow, Liquidity and Debt. As of December 31, 2019, we had $412.1 million of total debt, representing long-term debt and finance leases. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity, our current indebtedness may:

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

•	limit our ability to post surety bonds required by some of our customers;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•
increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•
Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

•
Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•
Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our

Annual Information Form	15	North American Construction Group Ltd.

business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•
Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

•
Customer Concentration. Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our four largest customers represented approximately 95% and 89% of our total revenue for the years ended December 31, 2019 and 2018, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations.

•
Capital Investment by Our Customers. Most of our customers are Canadian energy companies and our success is therefore highly reliant on a robust Canadian energy industry and continued capital investment. Due to the amount of capital investment required to build an oil sands project, or construct significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer's view of the long-term price of oil, which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), government regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Other factors may affect our customer’s willingness to undertake capital expenditures, which include but are not limited to, general market volatility, global economic conditions affecting worldwide capital markets, technological advancements making alternate sources of energy more viable, challenges in obtaining environmental permits, shortage of skilled workers, cost overruns on other existing projects, lack of sufficient infrastructure to support growth, introduction of onerous “green” legislation, negative perception of the Alberta oil sands and a shortage of sufficient pipeline and railway capacity to transport production to major markets.

•
Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

•
Labour Disputes. Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

•
Internal Controls. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are

Annual Information Form	16	North American Construction Group Ltd.

mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.

•
Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•
Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•
Lump-sum and Unit-price Contracts. Approximately 52%, 62% and 65% of our revenue for the years ended December 31, 2019, 2018 and 2017, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

•	site conditions differing from those assumed in the original bid;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.
Further, under lump-sum contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•
Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. Included in our revenues is a total of $4.9 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.

•
Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted

Annual Information Form	17	North American Construction Group Ltd.

to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

•
Leasing Cost and Availability. A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms.

•
Integration. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.

•
Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.

•
Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of its business and is subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of the Company’s information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of its security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a cyber security breach that has resulted in a material impact on its business or operations; however, there is a possibility that the measures we take to protect its information technology systems may not be effective in protecting against a specific breach in the future.

•
Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

•
Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position.

•
Climate Change Laws and Regulations. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which the Company operates impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Our cost of business may rise and we may be required to purchase new equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. Other government restrictions on certain market sectors, such as oil sands, could also adversely impact current or potential clients resulting in a reduction of available work.

Annual Information Form	18	North American Construction Group Ltd.

I. GENERAL MATTERS
Additional Information
Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company; (ii) the principal holders of our securities; and (iii) securities authorized for issuance under equity compensation plans, is contained in our management information circular for our most recent annual meeting of holders of common shares that involved the election of our directors.
Additional financial information relating to the Company is provided in the Company's audited consolidated financial statements and MD&A for the financial year ended December 31, 2019, all of which, together with other information relating to the Company, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our Company’s website at www.nacg.ca.
Transfer Agent and Registrar
The transfer agent and registrar of the Company is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
The Company’s agent in the United States is C T Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011 USA.
Experts
KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
U.S. Mine Safety Disclosure
As required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company confirms that its wholly-owned subsidiary NACG Wyoming, Inc. has, since June 21, 2019, been the operator of a coal mine located in southwest Wyoming known as the Kemmerer Mine (the "Mine"). During the period of the Company's operation of the Mine in 2019, the Company received, with respect to the Mine: (a) 11 citations from the Mine Safety and Health Administration (the "MSHA") under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the "Act"); (b) no orders under Section 104(b) of the Act; (c) no orders under Section 104(d) of the Act; (d) no flagrant violations under Section 110(b)(2) of the Act; and (e) no imminent danger orders under Section 107(a) of the Act. The total value of proposed assessments from the MSHA relating to violations under the Act in relation to the Mine in 2019 was $2,889 US. There were no fatalities at the Mine in 2019. The MSHA has not provided any notice with respect to the Mine of a pattern of violations, or the potential to have a pattern of violations, of mandatory health or safety standards that could have significantly and substantially contributed to the cause and effect of health or safety hazards under Section 104(e) of the Act. There is no pending legal action before the federal Mine Safety and Health Review Commission involving the Mine.
Glossary of Terms
The following are definitions of certain terms commonly used in the Company industry and this AIF.
“oil sands” means the grains of sand covered by a thin layer of water and coated by heavy oil, or bitumen.
“bitumen” means the molasses-like substance that comprises the oil in the oil sands.
“upgrading” means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydro processing).
“in situ” means a mining technique of injecting water underground to dissolve bitumen and bringing the impregnated water to the surface for extraction.
“muskeg” means a swamp or bog formed by an accumulation of sphagnum moss, leaves and decayed material.
“overburden” means the layer of rocky, clay-like material that covers the oil sands.
“tailings pond” means a dam or pond that stores sand, silt, clay and water that remain following the mining and bitumen extraction process.

Annual Information Form	19	North American Construction Group Ltd.

EXHIBIT A
Audit Committee Charter

1.	PURPOSE
The board of directors (the “board”) of North American Construction Group Ltd. (the “Company”) has established the Audit Committee (the “Committee”) for the purpose of assisting the board in meeting its oversight responsibilities in relation to: (a) the integrity of the Company’s accounting and financial reporting processes; (b) internal controls over financial reporting; (c) controls and procedures related to disclosure; (d) the internal audit function; (e) the qualifications, independence and performance of the Company’s external auditors; (f) identification and monitoring of financial risks; (g) the processes for monitoring compliance with legal and regulatory requirements (other than those related to health, environment and safety matters); and (h) establishment and monitoring of the Company’s codes of conduct and ethics.

2.	AUTHORITY
The Committee has the authority to:

(a)	conduct or authorize investigations into any matter within its scope of responsibility;

(b)	retain and compensate independent counsel, accountants and others to advise the Committee or assist it with respect to its responsibilities;

(c)	pre-approve all audit services and permitted non-audit services performed by the Company’s external auditors and negotiate the compensation to be paid for such services;

(d)	resolve any disagreements between management and the Company’s external auditors regarding financial reporting;

(e)	seek any information it requires from employees of the Company, all of whom will be directed by management to co-operate with the Committee’s requests;

(f)	meet and communicate directly with the Company’s officers, external auditors, internal auditor, outside counsel and consultants, all as the Committee may deem necessary;

(g)	direct the Company’s internal auditor to carry out such activities as the Committee may require;

(h)	access all documents of the Company that the Committee may deem relevant to it in carrying out its responsibilities; and

(i)	undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.

3.	COMPOSITION

3.1.	The Board will appoint annually, from among its members, the Committee and its Chair. The Committee will consist of at least three and not more than six members.

3.2.
Each member of the Committee must be “independent” as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed.

3.3.
Each member of the Committee must be “financially literate” in that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that which can reasonably be expected to be raised by the Company’s financial statements.

3.4.	At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined in Appendix A.

3.5.	No director currently serving on the Committee will serve on the audit committees of more than two additional public companies.

4	MEETINGS

4.1.	The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings as circumstances require. A meeting may be convened by the Chair, any member of the

Annual Information Form	20	North American Construction Group Ltd.

Committee, the external auditors, the internal auditor, the chief executive officer of the Company or the chief financial officer of the Company. The Chair will determine the time, place and procedures for calling and conducting Committee meetings, subject to the requirements of the bylaws of the Company, of this Charter and of the Canada Business Corporations Act.

4.2.
A majority of the members of the Committee will constitute a quorum. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.

4.3.	In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.

4.4.
A resolution signed (including signatures communicated by fax or electronic mail) by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.

4.5.
The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings and provide information pertinent to any matter being discussed. Any director of the Company is entitled to attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum. The external auditors will be entitled to receive notice of every meeting of the Committee and to attend and be heard at the same. The Committee will periodically meet in camera alone and separately with each of the external auditors and management.

4.6.
The Chair will ensure that meeting agendas are prepared and provided in advance to members of the Committee, along with appropriate briefing materials. The Committee will keep and approve minutes of each meeting which record the decisions reached by the Committee. Once approved, the minutes will be distributed to Committee members with copies provided to the Board, the chief executive officer of the Company, the chief financial officer of the Company and the external auditors.

5.	RESPONSIBILITIES
The Committee will carry out the following responsibilities:

5.1.	Financial Reporting

(a)
Review with management and the external auditors any issues of concern with respect to financial reporting, including proposed changes in the selection or application of major accounting policies and the reasons for such changes, any complex or unusual transactions, any issues depending on management’s judgment, proposed changes to or adoption of disclosure practices, and the effects of any recent or proposed regulatory or accounting initiatives or pronouncements, all to the extent that the foregoing may be material to financial reporting.

(b)
Review with management and the external auditors their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, particularly the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

(c)
In reviewing with management and the external auditors the results of their year-end audit and quarterly reviews, and management's responses, review any problems or difficulties experienced by the external auditors in performing the audit and reviews, including any restrictions or limitations imposed by management and resolve any disagreements between management and the external auditors regarding these matters.

(d)
Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

(e)
Review with management and the external auditors the annual audited financial statements and the related MD&A and press release; make recommendations to the Board with respect to approval thereof before being released to the public, and obtain an explanation from

Annual Information Form	21	North American Construction Group Ltd.

management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that any GAAP reconciliation complies with the requirements of applicable securities laws.

(f)	Approve the quarterly unaudited financial statements and the related MD&A and press release prior to their release to the public.

(g)
Review with management and the external auditors any other matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards.

5.2.	Internal Controls

(a)
Review and consider the adequacy and effectiveness of the Company’s internal controls over accounting and financial reporting, including information technology security and control, and any material non-compliance with such controls.

(b)
Understand the scope of internal audits and the external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management’s responses.

(c)	Review management’s internal control report and the related attestation by the external auditors and discuss the same with management and external auditors.

(d)
Obtain from the chief financial officer and chief executive officer confirmation that each is prepared to sign all required annual and quarterly certificates under applicable securities law in relation to internal controls over accounting and financial reporting. Review any disclosures made by the chief financial officer and chief executive officer regarding significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

(e)	Consider any special audit steps to be taken in light of any material internal control deficiencies.

5.3.	Disclosure Controls

(a)	Review and consider the adequacy and effectiveness of the Company’s disclosure controls and procedures, including any material non-compliance with such controls and procedures.

(b)	Review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy.

(c)	Ensure that the Company has satisfactory procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

(d)	Monitor the activities of the Company’s Disclosure Committee.

(e)
Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that are contained within the following documents:

(i)	any prospectus or offering document;

(ii)	annual information forms;

(iii)
all material financial information required by securities regulations (e.g., Forms 6-K, 40-F and F-4) including all exhibits thereto (including the certifications required of the Company’s principal executive officer and principal financial officer);

(iv)	any correspondence with securities regulators or government financial agencies; and

(v)	news or press releases containing audited or unaudited financial information, including the type and presentation of information and in particular any pro-forma or non-GAAP information.

Annual Information Form	22	North American Construction Group Ltd.

(f)
Review and approve, and in some instances, recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that relate to related-party transactions or off-balance sheet structures.

5.4.	Internal Audit
The Company currently outsources its internal audit work. Within this framework, the Committee will:

(a)	Review management’s proposed appointment or replacement of the internal auditor.

(b)	Review and approve the annual internal audit plan and scope of work and ensure that the internal audit plan is coordinated with the activities of the external auditors.

(c)	Review all internal audit reports and management’s responses.

(d)
Ensure that the internal auditor has direct and open communication with the Committee in the course of internal audit work, and ensure that no unjustified restrictions or limitations are imposed on the internal auditor and that any other disagreements with management are resolved.

(e)
Review the effectiveness of the internal audit function on an annual basis, including, resources, qualifications of internal audit staff, the internal auditor’s working relationship with the external auditors and compliance by the internal auditor with the relevant codes and standards of The Institute of Internal Auditors. The internal auditor reports functionally to the Chair of the Audit Committee

5.5.	External Audit

(a)
Advise the board with respect to the selection, appointment, retention, compensation and replacement of the external auditors. In the event of a change of external auditors, review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.

(b)	Oversee the work and evaluate the qualifications and performance of the external auditors, in the course of which evaluation the Committee will:

(i)
annually obtain and review a report by the external auditors describing: (A) the external auditors’ internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with such issues; and (C) all relationships between the external auditors and the Company (in order to assess the auditors’ independence);

(ii)
annually review and evaluate senior members of the external audit team, including their expertise and qualifications and take into consideration the opinions of management and the internal auditor in that regard; and

(iii)	report all of its findings and conclusions with respect to the external auditors to the Board.

(c)	Annually review and confirm with management and the external auditors the independence of the external auditors, which review will include but will not be limited to:

(i)
ensuring receipt at least annually from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, including non-audit services provided to the Company, and outlining the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services;

(ii)	considering and discussing with the external auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditors;

(iii)	enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditors;

Annual Information Form	23	North American Construction Group Ltd.

(iv)	reviewing the timing and process for implementing the rotation of the lead audit partner, the reviewing partner and other partners providing audit services to the Company;

(v)	considering whether there should be a regular rotation of the audit firm itself;

(vi)
reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditors and ensuring a “cooling off” period of at least one year before any such persons can become employees of the Company in a financial oversight role.

(d)	Ensure that the external auditors report directly to the Committee and that they are ultimately accountable to the Committee and to the Board as representatives of the shareholders of the Company.

(e)
Review and approve the annual audit plan prior to the annual audit of the Company’s financial statements being undertaken by the external auditors, including review of the proposed scope and approach of the external auditors and the coordination of effort with internal audit.

(f)
Ensure that the external auditors have direct and open communication with the Committee and that the external auditors meet regularly with the Committee without the presence of management to discuss any matters that the Committee or the external auditors believe should be discussed privately.

(g)	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit and the quarterly reviews.

(h)
Review and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors and the engagement fees in respect to such services, provided that the Chair of the Committee, on behalf of the Committee, is authorized to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement. At the next Committee meeting, the Chair will report to the Committee any such pre-approval given.

5.6.	Financial Risk Management

(a)	Review the Company’s major financial risk exposures and approve the Company’s policies to manage such financial risk.

(b)	Monitor management of hedging, debt and credit, make recommendations to the Board respecting management of such risks and review the Company’s compliance with the same.

(c)	Monitor management’s communication and implementation of the Anti-Fraud Policy and review compliance with such Policy by, among other things, receiving reports from management on:

(i)	any investigations of fraudulent activity;

(ii)	monitoring activities in relation to fraud risks and controls; and

(iii)	assessments of fraud risk.

(d)	Periodically review and approve the adequacy and appropriateness of the Anti-Fraud Policy and management’s implementation of the same.

5.7.	Code of Conduct and Ethics Reporting

(a)	Review the policies and procedures established by management for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(b)	Monitor management’s communication and implementation of the Code of Conduct and Ethics Policy and review compliance with such Policy by, among other things:

(i)	reviewing on a timely basis serious violations of the Code of Conduct and Ethics Policy; and

Annual Information Form	24	North American Construction Group Ltd.

(ii)	reviewing on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.

(c)	Periodically review the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and make recommendations to the Board in that regard.

5.8.	Legal and Regulatory Compliance

(a)
Review the effectiveness of the system for monitoring compliance with laws and regulations (other than those related to health, environment and safety matters) and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

(b)
Obtain regular updates from management and legal counsel regarding compliance matters, including compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.

(c)	Review any litigation, claim or other contingent liability, including any tax reassessment that could have a material effect on the financial statements.

(d)
Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Company personally liable.

5.9.	Other Responsibilities

(a)	Regularly report to the Board about Committee activities, issues and related recommendations, including such matters as the Board may from time to time refer or delegate to the Committee.

(b)
Annually assess the adequacy of this Charter, submit such evaluation to the Governance Committee and recommend any proposed changes to the Governance Committee to bring forward to the Board for approval.

(c)	Evaluate the performance and effectiveness of the Committee on an annual basis.

(d)	Provide an open avenue of communication between the external auditors and the Board.

(e)
Perform any other activities consistent with the Committee’s mandate, the Company’s governing laws and the regulations of relevant stock exchanges as the Committee or the Board deems necessary or appropriate.

6.	GENERAL

6.1.
While the Committee will have the responsibilities and powers set forth in this Charter, it will not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditors in accordance with their respective roles.

6.2.
The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws, regulations or Company policies.

Annual Information Form	25	North American Construction Group Ltd.

Appendix A: Audit Committee Financial Expert
At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined below:

1.	An understanding of generally accepted accounting principles and financial statements;

2.	The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience in actively supervising one or more persons engaged in such activities;

4.	An understanding of internal control over financial reporting; and

5.	An understanding of audit committee functions.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board.
A member of the Committee may qualify as an audit committee financial expert as a result of his or her:

a)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

Annual Information Form	26	North American Construction Group Ltd.